April 8, 2019

James P. Nicoloff
Executive Vice President, Treasurer and Chief Financial Officer
Steuben Trust Corporation
One Steuben Square
Hornell, NY 14843-1699

       Re: Steuben Trust Corporation
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 8
           Filed March 21, 2019
           File No. 024-10363

Dear Mr. Nicoloff:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or Erin Purnell,
Staff Attorney, at (202) 551-3454 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Financial Services
cc:    Helen A. Zamboni, Esq.